UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         -----------------------------------------------

                          SCHEDULE 13D

                       (Amendment No. 83)

            Under the Securities Exchange Act of 1934

                        MIDWAY GAMES INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           598-148-104
                         (CUSIP Number)

                       Sumner M. Redstone
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                        July 20, 2005
     (Date of Event which Requires Filing of this Statement)


   ----------------------------------------------------------

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 598-148-104            Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
-----------------------------------------------------------------
                    SUMNER M. REDSTONE
                    S.S. No.
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization   United States
-----------------------------------------------------------------

Number of           (7)  Sole Voting Power          57,576,395**
  Shares                                    ---------------------
Beneficially        (8)  Shared Voting Power        15,571,571*
 Owned by                                    --------------------
   Each             (9)  Sole Dispositive Power     57,576,395**
Reporting                                       -----------------
Person With         (10) Shared Dispositive Power   15,571,571*
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    73,147,966*
-----------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-----------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 84.15
                                                       PERCENT
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)      IN

-----------------------------------------------------------------

*Includes shares owned by National Amusements, Inc.
** Does not include 17,500 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

CUSIP No. 598-148-104
                         Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NATIONAL AMUSEMENTS, INC.
-----------------------------------------------------------------
                    I.R.S No.  04-2261332
-----------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Sources of Funds (See Instructions):
-----------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items
2(d) or 2(e).
-----------------------------------------------------------------

(6)  Citizenship or Place of Organization               Maryland
-----------------------------------------------------------------

Number of           (7)  Sole Voting Power          0
  Shares                                    ---------------------
Beneficially        (8)  Shared Voting Power        15,571,571
Owned by                                      -------------------
   Each             (9)  Sole Dispositive Power     0
Reporting                                        ----------------
Person With         (10) Shared Dispositive Power   15,571,571
                                               ------------------
-----------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    14,480,071
-----------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-----------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)   17.91
						       PERCENT
-----------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)      CO

-----------------------------------------------------------------

Item 1.   SECURITY AND ISSUER.

          This Amendment No. 83 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.01 par value per share (the "Common Shares"), of Midway Games Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 2704 West Roscoe Street, Chicago, IL 60618.



Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

   (a) NAI is currently the beneficial owner, with shared dispositive and voting power, of 15,571,571 Common Shares, or approximately 17.91 PERCENT, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of June 15, 2005).

   (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and voting power, of 57,576,395 Common Shares,or approximately 66.23 PERCENT, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of June 15, 2005). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 15,571,571 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 73,147,966 Common Shares, or approximately 84.15 PERCENT of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of June 15, 2005).

    (c) Transactions effected since the filing of the Statement on Schedule 13D Amendment No. 82 filed with the SEC on
        July 8, 2005:
        All the following transactions were executed by Bear
 	Stearns, New York, N.Y.

       TRANSACTIONS EXECUTED UNDER NATIONAL AMUSEMENTS,INC.'S NAME

		DATE	  		NO.SHARES      		PRICE
		7/8/2005		300			11.71
		7/8/2005		600			11.72
		7/8/2005		5,000			11.73
		7/8/2005		1,800			11.74
		7/8/2005		2,400			11.75
		7/8/2005		2,600			11.77
		7/8/2005		800			11.79
		7/8/2005		2,000			11.80
		7/8/2005		2,200			11.81
		7/8/2005		2,400			11.82
		7/8/2005		1,600			11.83
		7/8/2005		3,900			11.84
		7/8/2005		1,800			11.85
		7/8/2005		4,100			11.88
		7/8/2005		2,200			11.89
		7/8/2005		1,600			11.90
		7/8/2005		2,900			11.91
		7/8/2005		2,400			11.92
		7/8/2005		2,200			11.93
		7/8/2005		5,800			11.94
		7/8/2005		9,900			11.95
		7/8/2005		1,600			11.96
		7/8/2005		500			11.97
		7/8/2005		10,200			11.98
		7/8/2005		8,700			11.99
		7/8/2005		22,600			12.00
		7/11/2005		13,100			12.00
		7/11/2005		2,000			12.05
		7/11/2005		1,200			12.07
		7/11/2005		1,400			12.09
		7/11/2005		5,600			12.10
		7/11/2005		5,300			12.11
		7/11/2005		2,300			12.12
		7/11/2005		300			12.13
		7/11/2005		1,600			12.14
		7/11/2005		9,100			12.15
		7/11/2005		800			12.16
		7/11/2005		1,700			12.17
		7/11/2005		1,100			12.18
		7/11/2005		800			12.19
		7/11/2005		2,500			12.20
		7/11/2005		1,300			12.22
		7/11/2005		1,600			12.23
		7/11/2005		2,200			12.24
		7/11/2005		900			12.27
		7/11/2005		1,000			12.28
		7/11/2005		1,300			12.29
		7/11/2005		4,300			12.30
		7/11/2005		800			12.31
		7/11/2005		600			12.32
		7/11/2005		600			12.33
		7/11/2005		1,600			12.34
		7/11/2005		5,500			12.35
		7/11/2005		2,300			12.36
		7/11/2005		7,500			12.37
		7/11/2005		7,600			12.38
		7/11/2005		600			12.39
		7/11/2005		400			12.43
		7/11/2005		2,400			12.44
		7/11/2005		4,000			12.45
		7/12/2005		1,900			12.45
		7/12/2005		900			12.46
		7/12/2005		300			12.47
		7/12/2005		800			12.49
		7/12/2005		7,900			12.50
		7/12/2005		500			12.52
		7/12/2005		1,100			12.53
		7/12/2005		800			12.54
		7/12/2005		3,800			12.55
		7/12/2005		3,000			12.56
		7/12/2005		1,400			12.57
		7/12/2005		5,700			12.58
		7/12/2005		2,600			12.59
		7/12/2005		17,400			12.60
		7/12/2005		1,200			12.61
		7/12/2005		800			12.62
		7/12/2005		2,700			12.63
		7/12/2005		3,400			12.64
		7/12/2005		8,000			12.65
		7/12/2005		3,500			12.67
		7/12/2005		2,400			12.68
		7/12/2005		500			12.69
		7/12/2005		8,200			12.70
		7/12/2005		2,300			12.72
		7/12/2005		6,000			12.73
		7/12/2005		7,500			12.74
		7/12/2005		8,000			12.43
		7/13/2005		1,900			12.37
		7/13/2005		1,600			12.41
		7/13/2005		2,000			12.42
		7/13/2005		1,000			12.43
		7/13/2005		600			12.44
		7/13/2005		2,500			12.45
		7/13/2005		2,100			12.46
		7/13/2005		3,900			12.47
		7/13/2005		5,900			12.48
		7/13/2005		1,300			12.49
		7/13/2005		3,500			12.50
		7/13/2005		500			12.51
		7/13/2005		6,000			12.52
		7/13/2005		800			12.53
		7/13/2005		4,400			12.54
		7/13/2005		6,300			12.55
		7/13/2005		2,600			12.56
		7/13/2005		4,700			12.57
		7/13/2005		600			12.59
		7/13/2005		1,200			12.60
		7/13/2005		1,000			12.62
		7/13/2005		3,900			12.64
		7/13/2005		800			12.65
		7/13/2005		4,800			12.66
		7/13/2005		4,100			12.67
		7/13/2005		3,400			12.68
		7/13/2005		7,300			12.69
		7/13/2005		12,000			12.70
		7/13/2005		1,000			12.71
		7/13/2005		800			12.72
		7/13/2005		2,600			12.73
		7/13/2005		3,800			12.74
		7/13/2005		3,200			12.75
		7/13/2005		100			12.36
		7/14/2005		1,000			12.30
		7/14/2005		2,900			12.32
		7/14/2005		500			12.36
		7/14/2005		3,000			12.37
		7/14/2005		5,100			12.38
		7/14/2005		2,200			12.39
		7/14/2005		9,400			12.40
		7/14/2005		3,500			12.41
		7/14/2005		7,500			12.42
		7/14/2005		5,100			12.43
		7/14/2005		9,300			12.44
		7/14/2005		6,600			12.45
		7/14/2005		600			12.46
		7/14/2005		8,700			12.47
		7/14/2005		3,300			12.48
		7/14/2005		600			12.49
		7/14/2005		5,200			12.50
		7/14/2005		2,100			12.51
		7/14/2005		800			12.52
		7/14/2005		2,200			12.53
		7/14/2005		6,000			12.54
		7/14/2005		3,000			12.57
		7/14/2005		2,100			12.58
		7/14/2005		700			12.59
		7/14/2005		200			12.63
		7/14/2005		2,200			12.64
		7/14/2005		10,100			12.65
		7/14/2005		800			12.66
		7/15/2005		1,400			12.42
		7/15/2005		800			12.44
		7/15/2005		100			12.45
		7/15/2005		8,800			12.46
		7/15/2005		3,100			12.48
		7/15/2005		1,400			12.49
		7/15/2005		3,300			12.50
		7/15/2005		800			12.51
		7/15/2005		1,500			12.52
		7/15/2005		1,100			12.53
		7/15/2005		3,800			12.54
		7/15/2005		600			12.55
		7/15/2005		1,300			12.57
		7/15/2005		2,700			12.58
		7/15/2005		1,400			12.59
		7/15/2005		800			12.60
		7/15/2005		800			12.61
		7/15/2005		4,900			12.63
		7/15/2005		6,200			12.64
		7/15/2005		27,000			12.65
		7/15/2005		2,900			12.66
		7/15/2005		4,100			12.67
		7/15/2005		2,300			12.68
		7/15/2005		8,400			12.69
		7/15/2005		1,500			12.70
		7/15/2005		800			12.71
		7/15/2005		800			12.73
		7/15/2005		2,800			12.74
		7/15/2005		9,300			12.75
		7/18/2005		1,000			12.57
		7/18/2005		1,000			12.58
		7/18/2005		2,300			12.60
		7/18/2005		1,900			12.62
		7/18/2005		3,300			12.63
		7/18/2005		3,100			12.65
		7/18/2005		1,700			12.66
		7/18/2005		7,600			12.70
		7/18/2005		3,300			12.71
		7/18/2005		15,400			12.72
		7/18/2005		8,400			12.73
		7/18/2005		5,200			12.74
		7/18/2005		19,000			12.75
		7/18/2005		2,400			12.76
		7/18/2005		5,800			12.77
		7/18/2005		1,400			12.78
		7/18/2005		8,000			12.79
		7/18/2005		5,100			12.80
		7/18/2005		1,800			12.81
		7/19/2005		500			12.57
		7/19/2005		2,900			12.60
		7/19/2005		1,800			12.61
		7/19/2005		17,000			12.62
		7/19/2005		5,700			12.63
		7/19/2005		13,600			12.64
		7/19/2005		19,000			12.65
		7/19/2005		15,700			12.66
		7/19/2005		5,700			12.67
		7/19/2005		12,800			12.68
		7/19/2005		3,000			12.71
		7/20/2005		1,300			12.40
		7/20/2005		2,700			12.44
		7/20/2005		9,300			12.45
		7/20/2005		2,700			12.46
		7/20/2005		5,600			12.47
		7/20/2005		6,200			12.48
		7/20/2005		2,300			12.49
		7/20/2005		4,100			12.50
		7/20/2005		800			12.51
		7/20/2005		3,800			12.52
		7/20/2005		300			12.53
		7/20/2005		4,600			12.54
		7/20/2005		3,000			12.55
		7/20/2005		9,500			12.60
		7/20/2005		3,300			12.61
		7/20/2005		500			12.62
		7/20/2005		6,300			12.64
		7/20/2005		11,100			12.65
		7/20/2005		1,800			12.66
		7/20/2005		200			12.67
		7/20/2005		1,600			12.68
		7/20/2005		3,400			12.69
		7/20/2005		3,300			12.70
		7/20/2005		700			12.71
		7/20/2005		8,000			12.72
		7/20/2005		700			12.73
		7/20/2005		600			12.74
		7/21/2005		2,700			12.54
		7/21/2005		1,700			12.56
		7/21/2005		700			12.57
		7/21/2005		5,200			12.59
		7/21/2005		5,700			12.60
		7/21/2005		7,300			12.61
		7/21/2005		3,200			12.63
		7/21/2005		1,400			12.64
		7/21/2005		12,800			12.65
		7/21/2005		1,300			12.67
		7/21/2005		1,300			12.68
		7/21/2005		5,900			12.69
		7/21/2005		2,500			12.70
		7/21/2005		5,600			12.71
		7/21/2005		800			12.73
		7/21/2005		7,000			12.74
		7/21/2005		3,200			12.75
		7/21/2005		100			12.77
		7/21/2005		2,100			12.79
		7/21/2005		5,000			12.80
		7/21/2005		4,800			12.81
		7/21/2005		9,100			12.82
		7/21/2005		4,200			12.84
		7/22/2005		2,500			12.57
		7/22/2005		1,600			12.58
		7/22/2005		100			12.59
		7/22/2005		500			12.60
		7/22/2005		2,200			12.62
		7/22/2005		1,000			12.63
		7/22/2005		1,200			12.64
		7/22/2005		6,300			12.65
		7/22/2005		2,500			12.66
		7/22/2005		1,000			12.67
		7/22/2005		4,100			12.68
		7/22/2005		3,200			12.69
		7/22/2005		4,200			12.70
		7/22/2005		5,500			12.71
		7/22/2005		5,700			12.72
		7/22/2005		7,900			12.73
		7/22/2005		5,000			12.74
		7/22/2005		2,800			12.75
		7/22/2005		6,000			12.77
		7/22/2005		7,800			12.78
		7/22/2005		19,600			12.79
		7/22/2005		2,500			12.80




Item 7.   MATERIAL TO BE FILED AS EXHIBITS

     A joint filing agreement between Mr. Sumner M. Redstone and National Amusements, Inc. is attached hereto as Exhibit 1.





                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.




July 25, 2005                     /s/ Sumner M. Redstone
                                   ----------------------
                                   Sumner M. Redstone,
                                   Individually


                                   National Amusements, Inc.


                                   By:  /s/ Sumner M. Redstone
                                   ---------------------------
                                   Name: Sumner M. Redstone,
                                   Title:Chairman and Chief
                                         Executive Officer



                         TABLE OF EXHIBITS
                         -----------------

EXHIBIT             DESCRIPTION
-------             -----------
   1                Joint Filing Agreement




                           EXHIBIT 1
                           ---------


                     JOINT FILING AGREEMENT

          The undersigned hereby agree that the Statement on
          Schedule 13D, dated April 15, 1998 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Midway Games Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 30th day of July, 2002.


                         NATIONAL AMUSEMENTS, INC.


                         By: /s/ Sumner M. Redstone
                             ----------------------
                              Sumner M. Redstone
                              Chairman and
                              Chief Executive Officer


                         By: /s/ Sumner M. Redstone
                             ----------------------
                              Sumner M. Redstone
                               Individually